

Mail Stop 4720

March 15, 2016

Via E-mail
Mr. Terrance J. Lillis
Chief Financial Officer
Principal Financial Group Inc.
711 High Street
Des Moines, Iowa 50392

> **Re: Principal Financial Group Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 10, 2016**
> **File No. 001-16725**

Dear Mr. Lillis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Management's Discussion and Analysis
Results of Operations, page 44

1. Throughout this section including results of operations by segment in cases where you list more than one factor for a change, please provide us an analysis that quantifies each factor.

Financial Statements
Note 10. Income Taxes, page 135

2. Please tell us the amount of income before income tax expense for domestic versus foreign operations for each period presented, and tell us why you do not provide this disclosure as required by rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments.   In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance